4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES SUCCESSFUL NSERC GRANT APPLICATION

WINNIPEG, Manitoba – (June 27, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, in conjunction with the University of Manitoba and the University of Ottawa Heart Institute, is pleased to announce that they have received a Collaborative Research and Development grant from the National Sciences and Engineering Research Council of Canada (NSERC) for the development of their novel cholesterol lowering platform. NSERC is the primary Canadian federal agency investing in university research and training in the natural sciences and engineering. The NSERC grant will aid in the development process of this collaborative program.

Medicure acquired the worldwide rights for this cholesterol lowering platform earlier this year from the University of Manitoba and the University of Ottawa Heart Institute. This technology focuses on the development of pharmaceuticals for reducing Very Low Density Lipoproteins (VLDL), an emerging cholesterol target in the treatment of atherosclerosis and coronary artery disease. There is currently no product on the market which effectively targets VLDL.

“The NSERC grant process is highly competitive and the awarding of this grant reflects the strength of the research teams at the University of Manitoba and the University of Ottawa Heart Institute. The grant not only validates the potential of the technology, but also provides financial resources to accelerate its development. ” commented Medicure’s President and CEO Albert D. Friesen PhD. Dr. Friesen added, “The cholesterol lowering platform is an excellent compliment to our existing cardiovascular product portfolio. We believe VLDL is an emerging target for cholesterol lowering therapies and represents a significant opportunity within the cardiovascular market.”

About the University of Manitoba
The University of Manitoba is the largest and most comprehensive of Manitoba’s three universities. As the province’s only research-intensive university, the University of Manitoba is at the centre of Manitoba’s knowledge and innovation system. The research team at the University of Manitoba involved in the VLDL research includes Dr. Jim Jamieson and Dr. Gro Thorne-Tjomsland.

About the University of Ottawa Heart Institute
The University of Ottawa Heart Institute is a leader in the fight against heart disease and Canada’s only complete cardiac center, encompassing prevention, diagnosis, treatment, rehabilitation, research and education. The University of Ottawa Heart Institute research team involved in the VLDL research is headed by Dr. Zemin Yao.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

•	Cardiovascular focused pipeline: a global market of over US $70 billion
•	Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
•	Two positive Phase II trials completed
•	Unique products addressing major markets not adequately served by existing drugs
•	Second combination product, MC-4262 is entering development stage
•	Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com